FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 1, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") has agreed to sell its RBS Hoare Govett corporate broking operations and transfer certain other professionals to Jefferies International Limited ("Jefferies").

On 12 January 2012, RBS announced its decision to exit its cash equities, corporate broking, equity capital markets, and mergers and acquisitions businesses as part of changes to the bank's wholesale banking operations.

RBS today announces that it has agreed to sell its RBS Hoare Govett corporate broking operations and transfer certain other cash equities professionals to Jefferies. The sale is for nominal cash consideration and is expected to complete by the end of Q1 2012. The transaction is not subject to any regulatory or other conditions precedent.

RBS will work closely with Jefferies and existing clients of the UK corporate broking business in seeking to transfer existing corporate broking roles to Jefferies to the satisfaction of its clients.

RBS remains in active discussions with other third parties interested in acquiring various parts of the businesses it has identified for exit. Further updates will be provided based on developments.

Bruce Van Saun, RBS Group Finance Director, said: "As we progress our plans to restructure the Group's wholesale banking division, we are pleased to have reached this agreement with Jefferies.  The transaction will ensure continuity of service to our corporate broking clients".

Contacts:

Group Investor Relations

+44 (0)207 672 1758

Group Media Relations

+44 (0)131 523 4205

RBS Hoare Govett is a leading UK corporate broker with a more than 100-year history. The business delivers clients a fully integrated corporate broking service including corporate broking advice, investor targeting, capital structuring and expert execution.

RBS Hoare Govett has over 70 corporate brokerships in the UK and is broker to eight FTSE 100 clients and 30 FTSE 250 clients. It has advised over half of its FTSE 350 clients for more than 10 years.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary